

May 6, 2011

<u>Via Facsamilie</u>
Mr. Paul T. Frampton
Chief Financial Officer
ForeverGreen Worldwide Corporation
972 North 1430 West
Orem, Utah 84057

> **Re: ForeverGreen Worldwide Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Response Letter Dated January 11, 2011**
> **Response Letter Dated April 25, 2011**
> **Response Letter Dated April 29, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed May 2, 2011**
> **File No. 000-26973**

Dear Mr. Frampton:

       We have reviewed your response letters and amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page 7

1.   We note your financial statements as of and for the year ended December 31, 2008 are
        unaudited. Please amend your filing to include audited financial statements for all
        periods required pursuant to Rule 8-02 of Regulation S-X.

Closing Comments

        You may contact James Giugliano at (202) 551-3319, or Jennifer O'Brien at (202) 551-
3721, if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3489 with any other questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall for

                                        W. Bradshaw Skinner
                                        Senior Assistant Chief Accountant